Agora to Sell Customer Engagement Cloud Business

SANTA CLARA, Calif., Dec. 15, 2022 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced that it has entered into a definitive agreement to sell the customer engagement cloud business segment of Easemob, which Agora acquired in early 2021, to TI Cloud Inc. (“TI Cloud”) for approximately US$14.6 million (subject to certain closing adjustments) in an all-cash transaction.

TI Cloud is a leading Life-cycle Customer Contact SaaS provider in China and is listed on the Hong Kong Stock Exchange. Agora was a cornerstone investor in TI Cloud’s initial public offering in June 2022 and currently holds approximately 2.8% of TI Cloud.

“Since our acquisition of Easemob in early 2021, Easemob’s chat API business has been integrated with our platform to complement our core product offerings. Earlier this year, we released Agora Chat, which leveraged both Easemob’s experience in providing chat APIs and Agora’s global infrastructure,” said Tony Zhao, Founder, Chairman and CEO of Agora. “As we continue to focus our resources on our core products, the board believes the sale of the other segment of Easemob, namely the customer engagement cloud business, is in the best interest of Agora shareholders as well as employees of that business. TI Cloud is a market leader in customer engagement cloud with a proven record of growth and profitability. We believe this transaction has the potential to create significant product and customer synergies, from which Agora stands to benefit as a shareholder of TI Cloud.”

“We see tremendous strategic synergies between TI Cloud’s and Easemob’s customer engagement cloud businesses, both in optimizing our joint product offering and in better serving our combined customer base,” commented Wu Qiang, Founder, Chairman and CEO of TI Cloud. “Easemob’s customer engagement cloud business perfectly complements our customer contact solutions and will further augment our market share in verticals such as technology, insurance and automobile. We believe this transaction will also help accelerate the realization of TI Cloud’s vision in making customer contact a better Experience, with improved Efficiency.”

The revenues and gross profits attributable to this business segment were approximately $7.2 million and $5.7 million for the year ended December 31, 2020, respectively; and were approximately $8.8 million and $6.3 million for the year ended December 31, 2021, respectively. Easemob's pretax profits and net profits (including both customer engagement cloud business and chat API business segments) were both approximately $3.2 million for the year ended December 31, 2020, and were both approximately negative $3.7 million for the year ended December 31, 2021. The total assets attributable to customer engagement cloud business segment as of September 30, 2022 was approximately $1.3 million.

The transaction is expected to close during the first quarter of 2023, subject to the satisfaction of customary closing conditions. There is no assurance that the transaction will be completed within the anticipated timeframe, or at all. Shareholders are cautioned not to place undue reliance on this announcement.

About Agora

Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service, or RTE-PaaS. Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

About TI Cloud

TI Cloud (Stock code: 2167.HK), founded in Beijing in 2006, is a leading Life-cycle Customer Contact SaaS provider in China. It offers a broad array of cloud-native customer contact solutions, which are communication solutions that enable enterprises to engage in multi-channel customer interactions. TI Cloud is China’s largest provider of customer contact solutions deployed in public clouds as measured by revenue in 2021, with a market share of 10.3%, according to an industry report by China Insights Consultancy.

Safe Harbor Statements

This announcement contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in Agora’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Timothy Gray

press@agora.io